The information in this pricing supplement is not complete and may be changed.   This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated November 22, 2017

Preliminary Pricing Supplement (To the Prospectus dated July 18, 2016 and the Prospectus Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-212571

$[•] Phoenix Autocallable Notes due March 29, 2019 Linked to the Performance of the SPDR® S&P® Oil & Gas Exploration & Production ETF Global Medium-Term Notes, Series A

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof
Initial Valuation Date:	December 21, 2017
Issue Date:	December 27, 2017
Final Valuation Date:*	March 26, 2019
Maturity Date:*	March 29, 2019
Reference Asset:	The SPDR® S&P® Oil & Gas Exploration & Production ETF (Bloomberg ticker symbol “XOP UP <Equity>”)
Contingent Coupon:**

[$23.125 – $25.625 per $1,000 principal amount Note ([2.3125% - 2.5625%] of the principal amount per Note, or [9.25% - 10.25%] per annum)]

If the Closing Price of the Reference Asset on any Observation Date is equal to or greater than the Coupon Barrier Price, you will receive a Contingent Coupon on the related Contingent Coupon Payment Date. If the Closing Price of the Reference Asset on any Observation Date is less than the Coupon Barrier Price, you will not receive a Contingent Coupon on the related Contingent Coupon Payment Date.

Automatic Call:

If, on any of the second, third or fourth Observation Dates, the Closing Price of the Reference Asset is equal to or greater than the Initial Price, the Notes will be automatically called for a cash payment per $1,000 principal amount Note equal to the Redemption Price. No further amounts will be payable under the Notes after the Call Settlement Date.

Payment at Maturity:

If you hold your Notes to maturity, and if your Notes are not automatically called prior to maturity, you will receive on the Maturity Date (in each case, in addition to any Contingent Coupon that may be payable on such date) a cash payment per $1,000 principal amount Note that you hold determined as follows:

▪                   If (a) the Final Price is equal to or greater than the Initial Price or (b) the Final Price is less than the Initial Price but a Knock-In Event never occurs, you will receive a payment of $1,000 per $1,000 principal amount Note

▪                   If (a) the Final Price is less than the Initial Price and (b) a Knock-In Event occurs, you will receive an amount per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x Reference Asset Return]

If (a) the Notes are not automatically called prior to maturity, (b) the Final Price is less than the Initial Price and (c) a Knock-In Event occurs, your Notes will be fully exposed to the negative performance of the Reference Asset. You may lose up to 100% of the principal amount of your Notes.

Any payment on the Notes, including any Contingent Coupons and any payment upon an Automatic Call or at maturity, is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Consent to U.K. Bail-in Power:

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-1 of this pricing supplement.

[Terms of the Notes Continue on the Next Page]

	Initial Issue Price(1)(2)	Price to Public	Agent’s Commission(3)	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	1.00%	99.00%
Total	$[•]	$[•]	$[•]	$[•]

(1)          Because dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all selling concessions, fees or commissions, the public offering price for investors purchasing the Notes in such fee-based advisory accounts may be between $990.00 and $1,000 per Note. Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

(2)          Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is expected to be between $940.00 and $967.00 per Note.  The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-2 of this pricing supplement.

(3)          Barclays Capital Inc. will receive commissions from the Issuer of up to 1.00% of the principal amount of the Notes, or up to $10.00 per $1,000 principal amount. Barclays Capital Inc. will use these commissions to pay variable selling concessions or fees (including custodial or clearing fees) to other dealers. The actual commission received by Barclays Capital Inc. will be equal to the selling concession paid to such dealers.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-7 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Terms of the Notes, Continued

Observation Dates:*	March 21, 2018, June 21, 2018, September 21, 2018, December 21, 2018 and the Final Valuation Date
Contingent Coupon Payment Dates:*

With respect to any Observation Date, the fifth business day after such Observation Date, provided that the Contingent Coupon Payment Date with respect to the Final Valuation Date will be the Maturity Date

Call Settlement Date:	The Contingent Coupon Payment Date following the Observation Date on which an Automatic Call occurs
Redemption Price:	$1,000 per $1,000 principal amount Note that you hold, together with the Contingent Coupon that will otherwise be payable on the Call Settlement Date
Knock-In Event:***

A Knock-In Event will occur if, on any scheduled trading day from but excluding the Initial Valuation Date to and including the Final Valuation Date, the Closing Price of the Reference Asset is less than the Barrier Price; provided that if a Market Disruption Event occurs or is continuing on such day with respect to the Reference Asset, such day will be disregarded for purposes of determining whether a Knock-In Event occurred unless such day is the Final Valuation Date

Closing Price:	The term “Closing Price” has the meaning set forth under “Reference Assets—Exchange-Traded Funds—Special Calculation Provisions” in the prospectus supplement
Initial Price:	$[•], the Closing Price of the Reference Asset on the Initial Valuation Date
Coupon Barrier Price:	$[•], which is 70.00% of the Initial Price, rounded to the nearest cent
Barrier Price:	$[•], which is 70.00% of the Initial Price, rounded to the nearest cent
Final Price:	The Closing Price of the Reference Asset on the Final Valuation Date
Reference Asset Return:	The performance of the Reference Asset from the Initial Price to the Final Price, calculated as follows: Final Price – Initial Price Initial Price
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06744CME8 / US06744CME83

*                  Subject to postponement in the event of a Market Disruption Event, as described under “Additional Terms of the Notes” in this pricing supplement

**            The actual Contingent Coupon will be determined on the Initial Valuation Date and will not be less than $23.125 per $1,000 principal amount Note, which is 2.3125% of the principal amount per Note (9.25% per annum)

***      The term “Market Disruption Event” has the meaning set forth under “References Assets—Exchange-Traded Funds—Market Disruption Events for Securities with an Exchange-Traded Fund That Holds Equity Securities as a Reference Asset” in the accompanying prospectus supplement

ADDITIONAL DOCUMENTS RELATED TO OFFERING OF THE NOTES

You should read this pricing supplement together with the prospectus dated July 18, 2016, as supplemented by the prospectus supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and “Selected Risk Considerations” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

•                  Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

Our SEC file number is 1-10257.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the securities may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The range of the estimated values of the Notes referenced above may not correlate on a linear basis with the Contingent Coupon range set forth in this pricing supplement.  We determined the size of such range based on prevailing market conditions, as well as the anticipated duration of the marketing period for the Notes.  The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the Initial Valuation Date, based on prevailing market conditions on or prior to the Initial Valuation Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the Initial Valuation Date is based on our internal funding rates.  Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is expected to be less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately six months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-7 of this pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to the Initial Valuation Date.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to the Initial Valuation Date.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

SELECTED PURCHASE CONSIDERATIONS

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

•     You do not seek an investment that produces fixed periodic interest or coupon payments or other non-contingent sources of current income

•     You understand and accept that any positive return on your investment will be limited to the Contingent Coupons that you may receive on your Notes

•     You do not anticipate that a Knock-In Event will occur and you understand and accept that, if one does occur, you may lose some or all of the principal amount of your Notes

•     You do not anticipate that the value of the Reference Asset will fall below the Coupon Barrier Price on any Observation Date

•     You are willing to accept the risks associated with an investment linked to the performance of the Reference Asset

•     You are willing to accept the risk that the Notes may be automatically called prior to scheduled maturity and that you may not be able to reinvest your money in an alternative investment with comparable risk and yield

•     You do not seek an investment for which there will be an active secondary market and you are willing and able to hold the notes to maturity if the Notes are not automatically called

•     You are willing to assume our credit risk for all payments on the Notes

•     You are willing to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority

The Notes may not be a suitable investment for you if any of the following statements are true:

•     You seek an investment that produces fixed periodic interest or coupon payments or other non-contingent sources of current income

•     You seek an investment the return on which is not limited to the Contingent Coupons that may be payable on the Notes

•     You anticipate that the value of the Reference Asset will decline during the term of the Notes such that its Closing Price will be than the Coupon Barrier Price on one or more Observation Dates and/or that a Knock-In Event will occur

•     You are unwilling to accept the risk that, if a Knock-In Event does occur, you may lose some or all of the principal amount of your Notes

•     You are unwilling or unable to accept the risks associated with an investment linked to the performance of the Reference Asset

•      You are unwilling or unable to accept the risk that the Notes may be automatically called prior to scheduled maturity

•     You seek an investment for which there will be an active secondary market or and/or you are unable or unwilling to hold the Notes to maturity if the Notes are not automatically called

•     You are unwilling or unable to assume our credit risk for all payments on the Notes

•     You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority

You must rely on your own evaluation of the merits of an investment in the Notes.  You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

ADDITIONAL TERMS OF THE NOTES

The scheduled Observation Dates (including the Final Valuation Date), the Contingent Coupon Payment Dates, any Call Settlement Date and the Maturity Date are subject to postponement, as described under “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with an Exchange-Traded Fund That Holds Equity Securities as a Reference Asset” and “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement.

In addition, the Reference Asset and the Notes are subject to adjustment by the Calculation Agent under certain circumstances, as described under “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with an Exchange-Traded Fund as a Reference Asset” in the accompanying prospectus supplement.

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE UPON AUTOMATIC CALL

The following examples demonstrate the hypothetical total return upon an automatic call under various circumstances. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the total payments per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following tables and examples have been rounded for ease of analysis.  The hypothetical examples below do not take into account any tax consequences from investing in the Notes and make the following key assumption:

▪                  Contingent Coupon: $23.125 per $1,000 principal amount Note

Example 1: The Notes are automatically called on the second Observation Date.

Observation Date	Is Closing Price Less Than Coupon Barrier Price?	Is Closing Price Less Than Initial Price?	Payment on Contingent Coupon Payment Date (per $1,000 principal amount Note)
1	No	The Notes may not be called with respect to the first Observation Date	$23.125
2	No	No	$1,023.125

Because the Closing Price of the Reference Asset on the second Observation Date (the first Observation Date on which the Notes may be called) is equal to or greater than the Initial Price, the Notes are automatically called and you will receive the Redemption Price on the related Call Settlement Date.

The Notes will cease to be outstanding after the Call Settlement Date, and you will not receive any further payments on the Notes.

The total return on investment of the Notes is 4.625%.

Example 2: The Notes are automatically called on the third Observation Date.

Observation Date	Is Closing Price Less Than Coupon Barrier Price?	Is Closing Price Less Than Initial Price?	Payment on Contingent Coupon Payment Date (per $1,000 principal amount Note)
1	Yes	The Notes may not be called with respect to the first Observation Date	$0.00
2	Yes	Yes	$0.00
3	No	No	$1,023.125

Because the Closing Price of the Reference Asset on the third Observation Date is equal to or greater than the Initial Price, the Notes are automatically called and you will receive the Redemption Price on the related Call Settlement Date.

The Notes will cease to be outstanding after the Call Settlement Date, and you will not receive any further payments on the Notes.

The total return on investment of the Notes is 2.3125%.

Each of the examples above demonstrate the return on your Notes will be limited to the Contingent Coupons that may be payable on the Notes. Each of these examples also demonstrate that a Contingent Coupon will be payable with respect to an Observation Date only if the Closing Price of the Reference Asset is equal to or greater than the Coupon Barrier Price on the relevant Observation Date. If the Closing Price of the Reference Asset is below the Coupon Barrier Price on each Observation Date, you will not receive any Contingent Coupons during the term of the Notes.

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

The following table illustrates a hypothetical range of payments that you may receive at maturity (excluding the final Contingent Coupon payment that may be payable on the Notes) under various circumstances.  The examples set forth below are purely hypothetical and are provided for illustrative purposes only.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The following examples do not take into account any tax consequences from investing in the Notes.  These examples also make the following key assumptions:

▪                  Hypothetical Initial Price: 100.00*

▪                  Coupon Barrier Price: 70.00 (70.00% of the hypothetical Initial Price set forth above)

▪                  Barrier Price: 70.00 (70.00% of the hypothetical Initial Price set forth above)

▪                  You hold your Notes to maturity and the Notes are NOT automatically called prior to maturity

* The hypothetical Initial Price of 100.00, the hypothetical Coupon Barrier Price of 70.00 and the hypothetical Barrier Price of 70.00 have been chosen for illustrative purposes only and do not represent a likely Initial Price, Coupon Barrier Price or Barrier Price. The Initial Price will be equal to the Closing Price of the Reference Asset on the Initial Valuation Date, and the Coupon Barrier Price and Barrier Price will each be equal to 70.00% of the Initial Price.

For information about recent trading prices of the Reference Asset, please see “Information Regarding the Reference Asset” in this pricing supplement.

		Payment at Maturity**
Final Price	Reference Asset Return	Knock-In Event Does Not Occur	Knock-In Event Occurs
150.00	50.00%	$1,000.00	$1,000.00
140.00	40.00%	$1,000.00	$1,000.00
130.00	30.00%	$1,000.00	$1,000.00
120.00	20.00%	$1,000.00	$1,000.00
110.00	10.00%	$1,000.00	$1,000.00
100.00	0.00%	$1,000.00	$1,000.00
90.00	-10.00%	$1,000.00	$900.00
80.00	-20.00%	$1,000.00	$800.00
70.00	-30.00%	$1,000.00	$700.00
60.00	-40.00%	N/A	$600.00
50.00	-50.00%	N/A	$500.00
40.00	-60.00%	N/A	$400.00
30.00	-70.00%	N/A	$300.00
20.00	-80.00%	N/A	$200.00
10.00	-90.00%	N/A	$100.00
0.00	-100.00%	N/A	$0.00

** per $1,000 principal amount Note, excluding the final Contingent Coupon (if one is payable on the Maturity Date)

The following examples illustrate how the payments at maturity set forth in the table above are calculated:

Example 1: The Reference Asset increases from an Initial Price of 100.00 to a Final Price of 110.00.

Because the Final Price is greater than the Initial Price, you will receive a payment of $1,000 per $1,000 principal amount Note that you hold, plus the Contingent Coupon that will otherwise be payable on the Maturity Date, regardless of whether a Knock-In Event ever occurs.

Example 2: The Reference Asset decreases from an Initial Price of 100.00 to a Final Price of 80.00 and a Knock-In Event does NOT occur.

Although the Final Price is less than the Initial Price, because a Knock-In Event never occurs, you will receive a payment at maturity of $1,000 per $1,000 principal amount Note that you hold (plus the Contingent Coupon that will otherwise be payable on the Maturity Date).

Example 3: The Reference Asset decreases from an Initial Price of 100.00 to a Final Price of 80.00 and a Knock-In Event DOES occur.

Because the Final Price is less than the Initial Price, and because a Knock-In Event occurs, you will receive a payment at maturity of $800.00 per $1,000 principal amount Note that you hold (plus the Contingent Coupon that will otherwise be payable on the Maturity Date), calculated as follows:

$1,000 + [$1,000 x Reference Asset Return]

$1,000 + [$1,000 x -20.00%] = $800.00

Example 4: The Reference Asset decreases from an Initial Price of 100.00 to a Final Price of 50.00, resulting in the occurrence of a Knock-In Event on the Final Valuation Date.

Because the Final Price is less than the Barrier Price, a Knock-In Event occurs on the Final Valuation Date, regardless of whether a Knock-In Event occurred on any other day. Because the Final Price is less than the Initial Price, and because a Knock-In Event occurs, you will receive a payment at maturity of $500.00 per $1,000 principal amount Note that you hold, calculated as follows:

$1,000 + [$1,000 x Reference Asset Return]

$1,000 + [$1,000 x -50.00%] = $500.00

In addition, because the Final Price is less than the Coupon Barrier Price, you will not receive a Contingent Coupon on the Maturity Date.

Examples 3 and 4 above demonstrate that, if (a) your Notes are not automatically called prior to maturity, (b) the Final Price is less than the Initial Price and (c) a Knock-In Event occurs, your investment in the Notes will be fully exposed to the negative performance of the Reference Asset.

If your Notes are not automatically called prior to maturity, you may lose up to 100% of the principal amount of your Notes.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Asset or the components of its underlying index.  These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings of the prospectus supplement:

•             “Risk Factors—Risks Relating to the Securities Generally”; and

•             “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities, Indices of Equity Securities or Exchange-Traded Funds that Hold Equity Securities”.

In addition to the risks described above, you should consider the following:

•                Your Investment in the Notes May Result in a Significant Loss—If (a) the Notes are not automatically called prior to maturity, (b) the Final Price is less than the Initial Price and (c) a Knock-In Event occurs, your investment will be fully exposed to the negative performance of the Reference Asset.  You may lose up to 100% of the principal amount of your Notes.

•                Potential Return Limited to the Contingent Coupons—The positive return on the Notes is limited to the Contingent Coupons, if any, that may be payable during the term of the Notes.  You will not participate in any appreciation in the value of the Reference Asset and you will not receive more than the principal amount of your Notes at maturity (plus a Contingent Coupon if one is payable in respect of the Final Valuation Date) even if the Reference Asset Return is positive.

Based on the stated term of the Notes, assuming the Contingent Coupon is set at $23.125 per $1,000 principal amount Note, the maximum amount of Contingent Coupons that you may receive is $115.625 per $1,000 principal amount Note (or 11.5625% of the principal amount of your Notes). You will receive this maximum amount of Contingent Coupons only if (a) the Closing Price of the Reference Asset on each Observation Date equals or exceeds the Coupon Barrier Price and (b) an Automatic Call never occurs. The actual amount of Contingent Coupons that you receive may be substantially less than this amount, and may be as low as zero (as described immediately below).

•                You May Not Receive any Contingent Coupon Payments on the Notes—You will receive a Contingent Coupon on a Contingent Coupon Payment Date only if the Closing Price of the Reference Asset on the related Observation Date is equal to or greater than the Coupon Barrier Price. If the Closing Price of the Reference Asset on an Observation Date is less than the Coupon Barrier Price, you will not receive a Contingent Coupon on the related Contingent Coupon Payment Date. If the Closing Price of the Reference Asset is less than the Coupon Barrier Price on each Observation Date, you will not receive any Contingent Coupons during the term of the Notes.

•                The Notes are Subject to Volatility Risk—Volatility is a measure of the magnitude of the movements of the price of an asset over a period of time. The Contingent Coupon will be determined on the Initial Valuation Date based on a number of factors, including the expected volatility of the Reference Asset. The Contingent Coupon will be higher than the fixed rate that we would pay on a conventional debt security of the same tenor and will be higher than it otherwise would have been had the expected volatility of the Reference Asset, calculated as of the Initial Valuation Date, been lower. As volatility of the Reference Asset increases, there will typically be a greater likelihood that (a) the Closing Price of the Reference Asset on one or more Observation Dates will be less than the Coupon Barrier Price, (b) a Knock-In Event will occur and (c) the Reference Asset Return will be negative.

Accordingly, you should understand that the Contingent Coupon will reflect, among other things, an indication of a greater likelihood that you will (a) not receive Contingent Coupons with respect to one or more Observation Dates and/or (b) incur a loss of principal at maturity than would have been the case had the Contingent Coupon been lower. In addition, actual volatility over the term of the Notes may be significantly higher than expected volatility at the time the terms of the Notes were determined. If actual volatility is higher than expected, you will face an even greater risk that you will not receive Contingent Coupons and/or that you will lose some or all of your principal at maturity for the reasons described above

•                Potential Early Exit—While the original term of the Notes is as indicated on the cover of this pricing supplement, the Notes will be automatically called if the Closing Price of the Reference Asset on any of the second, third or fourth Observation Dates is equal to or greater than the Initial Price. Accordingly, the term of the Notes may be as short as approximately six months.

The Redemption Price that you receive on a Call Settlement Date, together with any Contingent Coupons that you may have received on prior Contingent Coupon Payment Dates, may be less than the aggregate amount of payments that you would have received had you held your Notes to maturity. You may not be able to reinvest any amounts received on the Call Settlement Date in a comparable investment with similar risk and yield. No interest or call premium will accrue or be payable after the relevant Call Settlement Date.  The “automatic call” feature may also adversely impact your ability to sell your Notes and the price at which they may be sold.

•                If Your Notes are not Automatically Called Prior to Maturity, the Payment at Maturity is not Based on the Value of the Reference Asset at any Time Other than the Closing Price on the Final Valuation Date—The Final Price and Reference Asset Return will be based solely on the Closing Price of the Reference Asset on the Final Valuation Date.  Accordingly, if the price of the Reference Asset drops on the Final Valuation Date, the payment at maturity on the Notes may be significantly less than it would have been had it been linked to the price of the Reference Asset at a time prior to such drop.

•                Whether or Not the Notes Will be Automatically Called Prior to Will Not be Based on the Value of the Reference Asset at Any Time Other than the Closing Price on the Applicable Observation Date—Whether or not the Notes are automatically called will be based solely on the Closing Price of the Reference Asset on each Observation Date in respect of which the Notes may be called.  Accordingly, if the value of the Reference Asset drops on any such Observation Date such that the Closing Price is less than the Initial Price, your Notes will not be called on such date.

•                Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any Contingent Coupons and any payment upon an Automatic Call or at maturity, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•                No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Reference Asset or the securities included in its underlying index would have.

•                Historical Performance of the Reference Assets Should Not Be Taken as Any Indication of the Future Performance of the Reference Asset Over the Term of the Notes—The price of the Reference Asset has fluctuated in the past and may, in the future, experience significant fluctuations. The historical performance of the Reference Asset is not an indication of the future performance of the Reference Asset over the term of the Notes.  Therefore, the performance of the Reference Asset over the term of the Notes may bear no relation or resemblance to the historical performance of the Reference Asset.

•                Certain Features of Exchange-Traded Funds Will Impact the Value of the Reference Asset and the Value of the Notes:

o              Management Risk.  This is the risk that the investment strategy for the Reference Asset, the implementation of which is subject to a number of constraints, may not produce the intended results.  An investment in an exchange-traded fund involves risks similar to those of investing in any fund of equity securities traded on an exchange, such as market fluctuations caused by such factors as economic and political developments, changes in interest rates and perceived trends in security prices.  Because, however, the Reference Asset is not “actively” managed, it generally does not take defensive positions in declining markets and generally will not sell a security if the issuer of such security was in financial trouble. Accordingly, the performance of the Reference Asset could be lower than other types of mutual funds that may actively shift their portfolio assets to take advantage of market opportunities or to lessen the impact of a market decline.

o              Derivatives Risk.  The Reference Asset may invest in futures contracts, options on futures contracts, other types of options and swaps and other derivatives.  A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index.  Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the Reference Asset’s losses, and, as a consequence, the losses on your Notes, may be greater than if the Reference Asset invested only in conventional securities.

o              Tracking and Underperformance Risk (Particularly in Periods of Market Volatility). The performance of the Reference Asset may not replicate the performance of, and may underperform, its underlying index.  The Reference Asset will reflect transaction costs and fees that will reduce its relative performance.

Moreover, it is also possible that the Reference Asset may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its underlying index due to differences in trading hours between the Reference Asset and its underlying index or due to other circumstances. During periods of market volatility, securities underlying the Reference Asset may be unavailable in the secondary market, market participants may be unable to calculate accurately the intraday net asset value per share of the Reference Asset and the liquidity of the Reference Asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in the Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Reference Asset. As a result, under these circumstances, the market value of the Reference Asset may vary substantially from the net asset value per share of the Reference Asset. This variation in performance is called “tracking error” and, at times, the tracking error may be significant.

•                The Notes are Subject to Risks Associated with the Oil and Gas Industry—The Reference Asset generally invests substantially all of its assets in securities comprising the S&P® Oil & Gas Exploration & Production Select Industry® Index (the “Oil and Gas Index”).  All of the stocks included in the Oil and Gas Index are issued by companies involved in the exploration, production, refining and marketing of oil and gas.  As a result, the stocks that will, under normal market conditions, determine the performance of the Reference Asset are generally concentrated in one sector. By investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

The performance of companies that operate in the oil and gas industry is subject to a number of complex and unpredictable factors such as industry competition, government action and regulation, geopolitical events supply and demand. Negative developments in the oil and gas industry may have a negative effect on the Reference Asset and, in turn, may have an adverse effect on the value of the Notes.

In addition, the oil market has experienced significant volatility and downward price movement since approximately the middle of 2014, which has an adverse effect on companies in the oil and gas industry. In turn, the value of the Reference Asset has dropped significantly during such time period. For example, the Closing Price of the Reference Asset on June 30, 2014 was $82.28 and the Closing Price on November 17, 2017 was $35.00, representing a decline of approximately 57% between such dates. There can be no assurances that such volatility in the oil market will not continue, nor can there be any assurances that the value of the Reference Asset will not decline during the term of the Notes.

•                The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•                The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•                The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                We and Our Affiliates’  May Engage in Various Activities or Make Determinations That Could Materially Affect the Notes in Various Ways and Create Conflicts of Interest—We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

We and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Reference Asset or the components of its underlying index. In any such market making, trading and hedging activity, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes.  As Calculation Agent, we will determine any values of the Reference Asset and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make certain discretionary judgments relating to the Reference Asset and the Notes. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•                Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                Tax Treatment— Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation. See “Tax Considerations” below.

•                Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that interact in complex and unpredictable ways and that may either offset or magnify each other, including:

o              the market price of, dividend rate on and expected volatility of the Reference Asset and the components of its underlying index;

o              the time to maturity of the Notes;

o              interest and yield rates in the market generally;

o              a variety of economic, financial, political, regulatory or judicial events;

o              supply and demand for the Notes; and

o              our creditworthiness, including actual or anticipated downgrades in our credit ratings.

INFORMATION REGARDING THE REFRENCE ASSET

We have derived all information contained in this pricing supplement regarding the Reference Asset from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by SPDR® Series Trust and SSgA Funds Management, Inc. (“SSgA FM”). The Reference Asset is an investment portfolio maintained and managed by SSgA FM. SSgA FM is the investment adviser to the Reference Asset. The Reference Asset is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “XOP.”

The SPDR® Series Trust consists of separate investment portfolios (each, a “Series Fund”). Each Series Fund is an index fund that invests in a particular industry or group of industries represented by one of the S&P Select Industry Indices (the “Select Industry Indices” and each, a “Select Industry Index”). The companies included in each Select Industry Index are selected on the basis of Global Industry Classification Standards (“GICS”) from a universe of companies defined by the S&P® Total Market Index (the “S&P TM Index”). The S&P TM Index is a benchmark intended to track the performance of companies of all market capitalization in the U.S. equities market. The investment objective of each Series Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of an index derived from a particular industry or group of industries, as represented by the relevant Select Industry Index.

SPDR® Series Trust is a registered investment company that consists of numerous separate investment portfolios, including the Reference Asset. Information provided to or filed with the SEC by SPDR® Series Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding SPDR® Series Trust, SSgA FM or the Reference Asset, please see the SPDR® Series Trust’s prospectus. In addition, information about SPDR® Series Trust, SSgA FM and the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SPDR® Series Trust website at https://www.spdrs.com. Information contained in the SPDR® Series Trust website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Investment Objective

The Reference Asset seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the Oil & Gas Index. For more information about the Oil & Gas Index, please see “The S&P® Oil & Gas Exploration & Production Select Industry Index®” below.

Investment Strategy — Sampling

In seeking to track the performance of the Oil & Gas Index, the Reference Asset employs a “sampling” strategy, which means that the Reference Asset is not required to purchase all of the securities represented in the Oil & Gas Index. Instead, the Reference Asset may purchase a subset of the securities in the Oil & Gas Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the Oil & Gas Index.

Under normal market conditions, the Reference Asset generally invests substantially all, but at least 80%, of its total assets in the securities included in the Oil & Gas Index. In addition, the Reference Asset may invest in equity securities that are not included in the Oil & Gas Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSgA FM).

Correlation and Tracking Error

The Oil and Gas Index is a theoretical financial calculation, while the Reference Asset is an actual investment portfolio. The performance of the Reference Asset Reference Asset and the Oil and Gas Index will vary somewhat due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is generally referred to as “tracking error”.

Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by SPDR® Series Trust or SSgA FM. Neither the Select Sector Trust nor SSgA FM makes any representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. Neither the Select Sector Trust nor SSgA FM has any obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

The S&P® Oil & Gas Exploration & Production Select Industry Index

The Oil & Gas Index is an equal-weighted index that is designed to measure the performance of the oil and gas exploration and production sub-industry portion of the S&P TM Index. The Oil & Gas Index includes companies in the exploration, production, refining and marketing of oil and gas.  The Oil & Gas Index is reported by Bloomberg L.P. under the ticker symbol “SPSIOP.” For more information about the S&P Select Industry Indices, please see “The S&P Select Industry Indices” below.

The S&P Select Industry Indices

To be eligible for inclusion in the Select Industry Indices, companies must be in the S&P TM Index, must be included in the relevant GICS sub-industry and must satisfy one of the two following combined size and liquidity criteria:

1.              float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio (“FALR”) above 90%; or

2.              float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

A number of companies in the S&P TM Index are represented by multiple share class lines. To determine eligibility for the Select Industry Indices, the float-adjusted market capitalization of each share class line of multiple class companies is combined to arrive at a company float-adjusted market capitalization figure. The liquidity of each individual share class line is evaluated independently based on the float-adjusted market capitalization of that individual line. If an individual share class line of a multiple share class company does not meet the liquidity criteria, the remaining share class line has its float-adjusted market capitalization reevaluated independently to ensure that it continues to meet the size criteria on its own.

All companies satisfying the above requirements are included in a Select Industry Index. The total number of companies in each Select Industry Index should be at least 35. If there are fewer than 35 companies in a Select Industry Index, companies from a supplementary list of highly correlated sub-industries, that meet the market capitalization and liquidity thresholds above, are included in order of their float-adjusted market capitalization to reach 35 companies. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in each Select Industry Index as of each rebalancing effective date.

Existing index constituents are removed at the quarterly rebalancing effective date if either their float-adjusted market capitalization falls below US$300 million or their FALR falls below 50%.

To be eligible for inclusion in a Select Industry Index, a company must also meet the following requirements:

Market Capitalization. Float-adjusted market capitalization should be at least US$400 million for inclusion in a Select Industry Index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the applicable Select Industry Index at each rebalancing.

Liquidity. The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the applicable Select Industry Index rebalancing reference date.

Constituents having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to a Select Industry Index. Constituents having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to a Select Industry Index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the applicable Select Industry Index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history. In these cases, the dollar value traded available as of the rebalance reference date is annualized.

Takeover Restrictions. At the discretion of S&P Dow Jones Indices LLC, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in a Select Industry Index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the applicable Select Industry Index.

Turnover. S&P Dow Jones Indices LLC believes turnover in index membership should be avoided when possible. At times a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to a Select Industry Index, not for continued membership. As a result, an index constituent that appears to violate criteria for addition to a Select Industry Index will not be deleted unless ongoing conditions warrant a change in the composition of the applicable Select Industry Index.

Sector Classification. A Select Industry Index includes companies in the applicable GICS sub-industries set forth above.

The membership to the Select Industry Indices is reviewed quarterly. Re-balancings occur after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month. Closing prices as of the second Friday of the last month of the quarter are used for setting index weights.

Companies are added between rebalancings only if a deletion in the applicable Select Industry Index causes the stock count to fall below 22. In those cases, each company deletion is accompanied with a company addition. The new company will be added to the applicable Select Industry Index at the weight of the deleted company. In the case of mergers involving at least one index constituent, the merged company will remain in the applicable Select Industry Index if it meets all of the eligibility requirements. The merged company will be added to the applicable Select Industry Index at the weight of the pre-merger index company. If both companies involved in a merger are index constituents, the merged company will be added at the weight of the company deemed the acquirer in the transaction. In the case of spin-offs, the applicable Select Industry Index will follow the S&P TM Index’s treatment of the action. If the S&P TM Index treats the pre- and post-spun company as a deletion/addition action, using the stock’s when-issued price, the applicable Select Industry Index will treat the spin-off this way as well.

A company is deleted from the applicable Select Industry Index if the S&P TM Index drops the company. If a company deletion causes the number of companies in the relevant index to fall below 22, each company deletion is accompanied with a corresponding company addition. In case of GICS changes, where a company does not belong to a qualifying sub-industry after the classification change, it is removed from the applicable Select Industry Index at the next rebalancing.

Historical Performance of the Reference Asset

The table below shows the high, low and final Closing Prices for each of the periods noted below. The graph below graph sets forth the historical performance of the Reference Asset based on daily Closing Prices from January 1, 2012 through November 17, 2017. We obtained the Closing Prices listed in the table below and shown in the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Period/Quarter Ended	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
March 31, 2012	61.34	52.67	56.91
June 30, 2012	57.85	45.20	50.40
September 30, 2012	59.35	48.73	55.69
December 31, 2012	57.38	50.69	54.07
March 28, 2013	62.10	55.10	60.49
June 30, 2013	62.61	54.71	58.18
September 30, 2013	66.47	58.62	65.89
December 31, 2013	72.74	65.02	68.53
March 31, 2014	71.83	64.04	71.83
June 30, 2014	83.45	71.19	82.28
September 30, 2014	82.08	68.83	68.83
December 31, 2014	66.84	42.75	47.86
March 31, 2015	53.94	42.55	51.66
June 30, 2015	55.63	46.43	46.66
September 30, 2015	45.22	31.71	32.84
December 31, 2015	40.53	28.64	30.22
March 31, 2016	30.96	23.60	30.35
June 30, 2016	37.50	29.23	34.81
September 30, 2016	39.12	32.75	38.46
December 31, 2016	43.42	34.73	41.42
March 31, 2017	42.21	35.17	37.44
June 30, 2017	37.89	30.17	31.92
September 30, 2017	34.37	29.09	34.09
November 17, 2017*	36.83	32.25	35.00

* For the period beginning on October 1, 2017 and ending on November 17, 2017

Historical Performance of the SPDR® S&P® Oil & Gas Exploration & Production ETF

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

TAX CONSIDERATIONS

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts with Associated (Contingent) Coupons” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

In determining our reporting responsibilities, if any, we intend to treat (i) the Notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any contingent coupon payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts with Associated (Contingent) Coupons” in the accompanying prospectus supplement. Our special tax counsel, Davis Polk & Wardwell LLP, has advised that it believes this treatment to be reasonable, but that there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt.

Sale, exchange or redemption of a Note. Assuming the treatment described above is respected, upon a sale or exchange of the Notes (including redemption upon an automatic call or at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the Notes, which should equal the amount you paid to acquire the Notes (assuming contingent coupon payments are properly treated as ordinary income, consistent with the position referred to above). This gain or loss should be short-term capital gain or loss unless you hold the Notes for more than one year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of the Notes at the issue price. The deductibility of capital losses is subject to limitations. If you sell your Notes between the time your right to a contingent coupon payment is fixed and the time it is paid, it is likely that you will be treated as receiving ordinary income equal to the contingent coupon payment. Although uncertain, it is possible that proceeds received from the sale or exchange of your Notes prior to a determination date but that can be attributed to an expected contingent coupon payment could be treated as ordinary income. You should consult your tax advisor regarding this issue.

As noted above, there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the Notes could be materially affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. holders. Insofar as we have responsibility as a withholding agent, we do not currently intend to treat contingent coupon payments to non-U.S. holders (as defined in the accompanying prospectus supplement) as subject to U.S. withholding tax. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

Treasury regulations under Section 871(m) imposing a withholding tax on certain “dividend equivalents” under certain “equity linked instruments” exclude from their scope instruments issued in 2017 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the Notes do not have a “delta of one” within the meaning of the regulations, we expect that these regulations will not apply to the Notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the Notes. You should consult your tax advisor regarding the potential application of Section 871(m) to the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Issue Date indicated on the cover of this pricing supplement, which will be the third business day following the Initial Valuation Date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes will initially settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement. See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement.